# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hagerty, Inc., CIK 0001840776
CUSIP: 405166109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 121 DRIVERS EDGE, TRAVERSE CITY, Michigan (MI), 49684
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0001104659-21-149643
Filed by CIK 0001899295
Persons authorized to receive notices and communications: Robert Fleetwood, 200 W Madison St, Suite 3900, Chicago, Illinois (IL), 60606, (312) 984-3100; Bill Fay, 200 W Madison St, Suite 3900, Chicago, Illinois (IL), 60606, (312) 984-3100

## Reporting persons
- HAGERTY HOLDING CORP. (CIK 0001899295): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 166,552,156; shared voting power 0; sole dispositive power 166,552,156; shared dispositive power 0; aggregate amount beneficially owned 166,552,156 (62.4% of the class)
  Comment: (1) Reflects 166,552,156 shares of Class V Common Stock (as defined herein) and an equal number of OpCo Units (as defined herein) that the reporting person is entitled to surrender in exchange for an equal number of shares of Class A Common Stock (as defined herein) or, at the option of the issuer, cash. For purposes of Rule 13d-3(d) under the Act, the reporting person may not have the right to acquire the shares of Class A Common Stock underlying the Class V Common Stock and OpCo Units, and the reporting person does not concede that it is the beneficial owner of any shares of Class A Common Stock; however, such shares of Class A Common Stock have been included in the reporting person's reported beneficial ownership throughout this Schedule 13D to show the result if the issuer were to elect to settle an exchange of the reporting person's Class V Common Stock and OpCo Units by delivering shares of Class A Common Stock. The reporting person is owned by members of the Hagerty family and related trusts, including McKeel Hagerty, the issuer's Chief Executive Officer, Tammy Hagerty, the sister of McKeel Hagerty, and the Kim Hagerty Revocable Trust, a living trust created by their deceased sister, Kim Hagerty. The stockholders of the reporting person have the power to direct the disposition and voting of the shares of Class V Common Stock held by the reporting person. McKeel Hagerty, Tammy Hagerty and Mia Hagerty, as the Voting Trustee for the Kim Hagerty Revocable Trust, have voting power on matters submitted to the stockholders of the reporting person, and except in limited circumstances, decisions will be made by the holders of a majority of the voting power. In addition, during each annual period commencing on the third anniversary of the BC Closing (as defined herein), any of McKeel Hagerty, Tammy Hagerty or the Kim Hagerty Revocable Trust may require the reporting person to exchange Class V Common Stock and OpCo Units for Class A Common Stock in an amount up to 2% of the shares of Class A Common Stock then outstanding on a fully-diluted basis, and to use the net proceeds of such exchange to redeem a corresponding portion of shares of the reporting person; provided that, in no event shall the reporting person be required to exchange such interests if, prior to the 15th anniversary of the BC Closing, as a result of the exchange, the reporting person would cease to hold at least 55% of the voting power of the issuer. Also, in the event that either of McKeel Hagerty or Tammy Hagerty dies, the deceased stockholder's estate may cause the reporting person to surrender Class V Common Stock and OpCo Units in an amount necessary to cover the estate obligations of the deceased stockholder's estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate.
  
  (2) Percentage based on the sum of (i) 90,715,648 shares of Class A Common Stock reported by the issuer to be outstanding as of June 30, 2025, (ii) 8,245,000 shares of Class A Common Stock issued by the issuer on August 11, 2025, (iii) 1,236,750 shares of Class A Common Stock issued by the issuer on August 13, 2025 and (iv) 166,552,156 shares of Class A Common Stock that could be issued to the reporting person if the issuer were to elect to settle an exchange of the reporting person's Class V Common Stock and OpCo Units by delivering shares of Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock and Class V Common Stock reported by the issuer to be outstanding, and the voting power assigned to each class, the reporting person controls approximately 66.0% of the voting power of the issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Hagerty, Inc.
Address of issuer's principal executive offices: 121 DRIVERS EDGE, TRAVERSE CITY, Michigan (MI), 49684

## Item 4. Purpose of Transaction
Purpose of transaction: On August 13, 2025, Hagerty Holding Corp., a Delaware close corporation ("HHC"), sold an additional 1,236,750 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Hagerty, Inc. (the "Company"), pursuant to the Underwriting Agreement, dated August 7, 2025, among the Company, The Hagerty Group, LLC, HHC, Aldel LLC, and Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters listed in Schedule 1 thereto (collectively, the "Underwriters"), following the exercise by the Underwriters of their option to purchase such additional shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
HHC owns 166,552,156 shares of Class V Common Stock and an equal number of OpCo Units, which HHC is entitled to surrender in exchange for an equal number of shares of Class A Common Stock or, at the option of the Company, cash. For purposes of Rule 13d-3(d) under the Act, HHC may not have the right to acquire the shares of Class A Common Stock underlying the Class V Common Stock and OpCo Units, and HHC does not concede that it is the beneficial owner of any shares of Class A Common Stock; however, HHC may be considered the beneficial owner of 166,552,156 shares of Class A Common Stock, which could be issued to HHC if the Company were to elect to settle an exchange of HHC's Class V Common Stock and OpCo Units by delivering shares of Class A Common Stock. Such 166,552,156 shares of Class A Common Stock represent approximately 62.4% of the shares of Class A Common Stock, based on the sum of (i) 90,715,648 shares of Class A Common Stock reported by the Company to be outstanding as of June 30, 2025, (ii) 8,245,000 shares of Class A Common Stock issued by the Company on August 11, 2025, (iii) 1,236,750 shares of Class A Common Stock issued by the Company on August 13, 2025 and (iv) such 166,552,156 shares of Class A Common Stock that could be issued to HHC.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share. Based on the aggregate number of shares of Class A Common Stock and Class V Common Stock reported by the Company to be outstanding, and the voting power assigned to each class, HHC controls approximately 66.0% of the voting power of the Company.

Pursuant to Rule 13d-4 under the Act, HHC expressly disclaims beneficial ownership of any other shares of Class A Common Stock or other securities of the Company, including those held by the other parties to the Investor Rights Agreement (as defined in Item 6 herein), and nothing herein shall be deemed an admission by HHC as to the beneficial ownership of any shares of Class A Common Stock or other securities.
Number of shares as to which each person has sole or shared power to vote or dispose: HHC has sole voting and dispositive power with respect to the 166,552,156 shares of Class V Common Stock and the 166,552,156 OpCo Units owned by it. HHC is owned by members of the Hagerty family and related trusts, including McKeel Hagerty, the Company's Chief Executive Officer, Tammy Hagerty, the sister of McKeel Hagerty, and the KH Trust, a living trust created by their deceased sister, Kim Hagerty. The stockholders of HHC have the power to direct the disposition and voting of the shares of Class V Common Stock held by HHC. McKeel Hagerty, Tammy Hagerty and Mia Hagerty, as the Voting Trustee for the KH Trust, have voting power on matters submitted to the stockholders of HHC, and except in limited circumstances, decisions will be made by the holders of a majority of the voting power. In addition, during each annual period commencing on the third anniversary of the BC Closing, any of McKeel Hagerty, Tammy Hagerty or the KH Trust may require the reporting person to exchange Class V Common Stock and OpCo Units for Class A Common Stock in an amount up to 2% of the shares of Class A Common Stock then outstanding on a fully-diluted basis, and to use the net proceeds of such exchange to redeem a corresponding portion of shares of the reporting person; provided that, in no event shall the reporting person be required to exchange such interests if, prior to the 15th anniversary of the BC Closing, as a result of the exchange, the reporting person would cease to hold at least 55% of the voting power of the issuer. Also, in the event that either of McKeel Hagerty or Tammy Hagerty dies, the deceased stockholder's estate may cause the reporting person to surrender Class V Common Stock and OpCo Units in an amount necessary to cover the estate obligations of the deceased stockholder's estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate.
Transactions in the class effected during the past sixty days: On August 13, 2025, HHC sold 1,236,750 shares of Class A Common Stock to the Underwriters at a price of $8.9197 per share.
Other persons with the right to receive dividends or sale proceeds: HHC knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and other securities of the Company reported in this Schedule 13D.

## Signatures
- HAGERTY HOLDING CORP.: /S/ Jessica Sullivan, Secretary (08/15/2025)